

July 13, 2012

Via E-mail
Daniel Borislow
President and Chief Executive Officer
magicJack VocalTec Ltd.
12 Benny Gaon Street
Building 2B
Poleg Industrial Area
Netanya, Israel 42504

  Re: magicJack VocalTec Ltd.
    Preliminary Proxy Statement on Schedule 14A
    Filed July 3, 2012
    File No. 000-27648

Dear Mr. Borislow:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Based on your current disclosure, it appears that shareholder approval for proposals number two, three and four are required under Israeli law. Please revise your discussion of these proposals to identify the applicable Israeli law that requires shareholder approval. In addition, please discuss the consequences if these proposals are not approved.

Shareholder Approval of Certain Executive Compensation, page 14

2. We note your disclosure that you need shareholder approval for arrangements with a director regarding compensation for non-directorial duties in a public company. Please

expand your discussion to discuss if your current directors receive compensation for non-directorial duties. If so, please describe these duties and the related compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director